        Exhibit 4.13
DESCRIPTION OF REGISTERED SECURITIES
    As of February 21, 2023, Par Pacific Holdings, Inc. (the “Company,” “us,” “we,” or “our”) has one class of securities, our common stock, registered under Section 12 of the Securities Exchange Act of 1934, as amended.
Description of Common Stock
The following description of our common stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Restated Certificate of Incorporation dated October 20, 2015 (the “Certificate of Incorporation”) and our Second Amended and Restated Bylaws dated October 20, 2015 (the “Bylaws”), as well as our stockholders agreement, the allocation agreement with certain of our stockholders (the “Allocation Agreement”), and the registration rights agreement (the “Registration Rights Agreement”) we entered into with certain of our stockholders in August 2012, each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.13 is a part. We encourage you to read our Certificate of Incorporation, our Bylaws, our stockholders agreement, the Allocation Agreement and the Registration Rights Agreement, and the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”), for additional information.
General
As of February 21, 2023, our authorized capital consisted of 500,000,000 shares of common stock, par value $0.01 per share, of which 60,668,152 shares were issued and outstanding, and 3,000,000 shares of undesignated preferred stock, par value $0.01 per share, none of which were outstanding.
Holders of our common stock are entitled to one vote per share in the election of directors and on all other matters submitted to a vote of stockholders. Such holders do not have the right to cumulate their votes in the election of directors. Holders of our common stock have no redemption or conversion rights, no preemptive or other rights to subscribe for our securities and are not entitled to the benefits of any sinking fund provisions. In the event of our liquidation, dissolution or winding-up, holders of our common stock are entitled to share equally and ratably in all of the assets remaining, if any, after satisfaction of all our debts and liabilities, and of the preferential rights of any series of preferred stock then outstanding. Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our common stock are entitled to receive dividends when, as and if declared by the Company’s board of directors (the “Board”) out of funds legally available therefor.
The Certificate of Incorporation contains restrictions on the transfer of the Company Securities (as defined therein, and which includes our common stock) by holders who are, or would become as a result of such transfer, a Five-Percent Shareholder (as defined in the Certificate of Incorporation). Such restrictions were put in place in order to preserve our net operating loss carryovers, capital loss carryovers, general business credit carryovers, alternative minimum tax credit carryovers and foreign tax credit carryovers, as well as any “net unrealized built-in loss” within the meaning of Section 382 of the Internal Revenue Code of 1986, as amended.
On November 10, 2014, as permitted by the terms of Article 11 of the Certificate of Incorporation, we entered into the Allocation Agreement with Zell Credit Opportunities Master Fund, L.P. (“ZCOF”), ZCOF Par Petroleum Holdings, L.L.C. and Whitebox Multi-Strategy Partners, L.P. to reallocate the proportionate amount of our common stock that the Five-Percent Shareholders are permitted to transfer among our remaining Five-Percent Shareholders. In accordance with Article 11 of the Certificate of Incorporation, the Board has approved, on a prospective basis, one or more Transfers (as defined in the Certificate of Incorporation) of shares of our common stock by the remaining Five-Percent Shareholders up to the new allocation amounts included on a schedule to the Allocation Agreement.
Preferred Stock
The Board is authorized to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the powers, designation, preferences and rights of each series and the qualifications, limitations or restrictions of each series, including:

        Exhibit 4.13

•	the designation of the series and the number of shares to constitute the series;
•	the dividend rate of the series, the conditions and dates upon which such dividends shall be payable, the relation which such dividends shall bear to the dividends payable on any other class or classes of stock, and whether such dividends shall be cumulative or noncumulative;
•	whether the shares of the series shall be subject to redemption by the Company and, if made subject to such redemption, the times, prices and other terms and conditions of such redemption;
•	the terms and amount of any sinking fund provided for the purchase or redemption of the shares of the series;
•	whether or not the shares of the series shall be convertible into or exchangeable for shares of any other class or classes or of any other series of any class or classes of stock of the Company, and, if provision be made for conversion or exchange, the times, prices, rates, adjustments and other terms and conditions of such conversion or exchange;
•	the extent, if any, to which the holders of the shares of the series shall be entitled to vote with respect to the election of directors or otherwise;
•	the restrictions, if any, on the issue or reissue of any additional preferred stock; and
•	rights of the holders of the shares of the series upon the dissolution, liquidation, or winding up of the Company.
The authorized shares of preferred stock, as well as shares of common stock, are available for issuance without further action by our stockholders, unless stockholder action is required by the rules of any stock exchange or automated quotation system on which our securities are listed or traded. If the approval of our stockholders is not required for the issuance of shares of preferred stock or common stock, the Board may determine not to seek stockholder approval.
Although the Board has no intention at the present time of doing so, it could issue a series of preferred stock that could, depending on the terms of that series, impede the completion of a merger, tender offer or other takeover attempt. The Board will make any determination to issue shares based on its judgment as to our best interests and the best interests of our stockholders. The Board, in so acting, could issue preferred stock having terms that could discourage an acquisition attempt, including a tender offer or other transaction that some, or a majority of, our stockholders might believe to be in their best interests or that might result in stockholders receiving a premium for their stock over the then current market price of the stock.
Anti-Takeover Provisions
As noted above, because our stockholders do not have cumulative voting rights, stockholders holding a majority of the shares of common stock outstanding will be able to elect all of our directors. The Certificate of Incorporation and the Bylaws provide that only the chairman of the Board, the chief executive officer, or any officer upon the written request of a majority of the Board, may call a special meeting of the stockholders.
The Certificate of Incorporation requires a 66 2/3% stockholder vote for the amendment or repeal of certain provisions of the Certificate of Incorporation relating to the liability of directors, indemnification of officers and directors, and the transfer restrictions noted above. The Bylaws require a 66 2/3% stockholder vote for the amendment or repeal of certain provisions of the Bylaws. The combination of the lack of cumulative voting and the 66 2/3% stockholder voting requirements will make it more difficult for existing stockholders to replace the Board as well as for another party to obtain control of us by replacing the Board. Because the Board has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for the Board to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us.
These provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of us. These provisions are intended to enhance the likelihood of continued stability in the composition of the Board and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a

        Exhibit 4.13
consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in our management.
As noted above, the Certificate of Incorporation contains restrictions on the transfer of Company Securities by holders who are, or would become as a result of such transfer, Five-Percent Shareholders. These restrictions on transfer may have the effect of preserving effective control of us by our principal stockholders and preserving the tenure of the board of directors and management.
In addition, we are subject to Section 203 of the DGCL which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the Board of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested holder;
•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•	on or after such date, the business combination is approved by the Board and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.
In general, Section 203 of the DGCL defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;
•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;
•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or
•	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.
In general, Section 203 of the DGCL defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or is an affiliate or associate of the corporation and within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.
Stockholders Agreement
We entered into a stockholders agreement in April 2015 for the benefit of the holders of any of our securities entitled to vote for members of the Board providing that in the event that we are no longer required to file annual and quarterly reports with the SEC, we will provide, as soon as reasonably practicable, comparable audited reports on an annual basis, unaudited reports on a quarterly basis (which annual and quarterly reports shall contain substantially similar descriptions of business and management discussion and analysis provisions as are then required to be included in relevant filings with the SEC), and earnings releases on a quarterly basis, made available to such holders through a secure website and subject to a standard click-through access and confidentiality agreement.
Registration Rights Agreement

        Exhibit 4.13
The Company and certain of our stockholders (the “Rights Holders”), including affiliates of ZCOF, are parties to the Registration Rights Agreement providing the Rights Holders with certain registration rights.
Pursuant to the Registration Rights Agreement, among other things, any Rights Holder or group of Rights Holders that, together with its or their affiliates, holds more than fifteen percent (15%) of the Registrable Shares (as defined in the Registration Rights Agreement), will have the right to require the Company to file with the SEC, a registration statement on Form S-1 or S-3, or any other appropriate form under the Securities Act or the Exchange Act for a public offering of all or part of its Registrable Shares (a “Demand Registration”) by delivery of written notice to the Company (a “Demand Request”).
Within 90 days after receiving the Demand Request, we are required to file with the SEC the registration statement, on any form for which we then qualify and which is available for the sale of the Registrable Shares in accordance with the intended methods of distribution thereof, with respect to the Demand Registration. We are required to use commercially reasonable efforts to cause the registration statement to be declared effective as soon as practicable after such filing. We will not be obligated (i) to effect a Demand Registration within ninety (90) days after the effective date of a previous Demand Registration, other than for a shelf registration, or (ii) to effect a Demand Registration unless the Demand Request is for a number of Registrable Shares with an expected market value that is equal to at least (x) $15 million as of the date of such Demand Request or is for one hundred percent of the demanding holders’ Registrable Shares with respect to any demand registration made on Form S-1 or (y) $5 million as of the date of such Demand Request with respect to any Demand Registration made on Form S-3.
Upon receipt of any Demand Request, we are required to give written notice, within ten (10) days of such Demand Request, to all other holders of Registrable Shares, who will have the right to elect to include in any subsequent Demand Registration such portion of their Registrable Shares as they may request, subject to certain exceptions.
In addition, subject to certain exceptions, if we propose to register any class of our common stock for sale to the public, we are required, subject to certain conditions, to include all Registrable Shares with respect to which the Company has received written requests for inclusion.
The rights of a holder of Registrable Shares may be transferred, assigned, or otherwise conveyed to any transferee or assignee of such Registrable Shares, subject to applicable state and federal securities laws and regulations and the Certificate of Incorporation. We will be responsible for expenses relating to the registrations contemplated by the Registration Rights Agreement.
The registration rights granted in the Registration Rights Agreement are subject to customary indemnification and contribution provisions, as well as customary restrictions such as suspension periods and, if a registration is for an underwritten offering, limitations on the number of shares to be included in the underwritten offering imposed by the managing underwriter.
Pursuant to the Registration Rights Agreement, a registration statement relating to resales by affiliates of ZCOF of the shares received by them in connection with our emergence from bankruptcy on August 31, 2012 was declared effective by the SEC on June 23, 2015.
Listing
Our common stock is quoted on the NYSE under the symbol “PARR.”
Transfer Agent and Registrar
American Stock Transfer & Trust Company is the transfer agent and registrar for our common stock.

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